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                                                                  Exhibit 99.3

                                                      Wednesday, July 17, 2002



    CELESTICA TO REDEEM ALL OF ITS 10 1/2% SENIOR SUBORDINATED NOTES DUE 2006



TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced that it will redeem all of its 10 1/2% Senior Subordinated Notes due 2006. The redemption is in accordance with their terms at a redemption price of 105.25% of the principal amount, together with accrued and unpaid interest to the redemption date. The company expects that the redemption date will occur prior to the end of the third quarter. The outstanding principal amount of the notes is $130 million. The redemption will be financed out of the company's existing cash resources.


ABOUT CELESTICA
---------------
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). With 2001 revenues in excess of US$10 billion, Celestica is a global operator of a highly sophisticated manufacturing network, providing a broad range of services to leading OEMs (original equipment manufacturers) in the information technology and communications industries. Unrivalled in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. Celestica has more than 40,000 employees in over 40 locations in the Americas, Europe and Asia.

For further information on Celestica, visit its Web site at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
------------------------------------------
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ALL MATERIAL INFORMATION ASSOCIATED WITH THIS EVENT.

Contacts:
Laurie Flanagan                                     Paul Carpino
Celestica Global Communications                     Celestica Investor Relations
(416) 448-2200                                      (416) 448-2211
media@celestica.com                                 clsir@celestica.com